As filed with the Securities and Exchange Commission on March 19, 2007
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
COMM BANCORP, INC.

(Name of Subject Company)
COMM BANCORP, INC. — Issuer and Offeror

(Name of Filing Persons — Offeror (identifying status as offeror, issuer or other person))
COMMON STOCK, PAR VALUE $0.33 PER SHARE

(Title of Class of Securities)
200468106

(CUSIP Number of Class of Securities)
William F. Farber, Sr.
Chairman, President and Chief Executive Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411
(570) 586-0377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)
Copies to:
John B. Lampi, Esquire
Suzanne C. Hixenbaugh, Esquire
Saidis, Flower & Lindsay
26 West High Street
Carlisle, PA 17013
(717) 243-6222

March 19, 2007
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

TRANSACTION	AMOUNT OF
VALUATION*: $7,645,560	FILING FEE: $234.72

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. The amount of the filing fee equals $30.70 per $1 million of the transaction value. This calculation assumes the maximum purchase of 147,030 shares of Common Stock, par value $0.33 per share, (includes 37,030 shares or two percent of the outstanding shares pursuant to Rule 13e-4(f)(ii)) at the maximum tender offer price of $52 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: n/a .	Filing Party: n/a
Form or Registration No.: n/a .	Date Filed: n/a

☐	Check the box is the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.
☐

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURES
EXHIBIT INDEX
OFFER TO PURCHASE
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, ETC.
LETTER FROM BROKERS, DEALERS, COMMERCIAL BANKS, ETC.
LETTER TO STOCKHOLDERS
LETTER TO PARTICIPANTS IN THE COMMUNITY BANK AND TRUST COMPANY PROFIT SHARING PLAN
TEXT OF PRESS RELEASE RELATING TO FOURTH QUARTER DIVIDENDS DATED MARCH 2, 2007
FORM OF NEWSPAPER SUMMARY NOTICE
TEXT OF PRESS RELEASE ISSUED BY BANCORP DATED MARCH 2, 2007 RELATING TO THIS ISSUER TENDER OFFER
FAIRNESS OPINION OF DANIELSON CAPITAL, LLC DATED MARCH 2, 2007
CONSENT OF KRONICK KALADA BERDY AND COMPANY, PC
CONSENT OF BEARD MILLER COMPANY LLP

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Comm Bancorp, Inc., a Pennsylvania business corporation, to purchase 110,000 shares of its common stock, par value $0.33 per share. Comm Bancorp, Inc. is offering to purchase these shares at a price not greater than $52 nor less than $46 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Comm Bancorp, Inc.’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.
ITEM 1. SUMMARY TERM SHEET.
The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer of the securities to which this Schedule TO relates is Comm Bancorp, Inc., a Pennsylvania business corporation (“Bancorp”), and the address of its principal executive office and its mailing address is 125 North State Street, Clarks Summit, PA 18411. The telephone number of its principal executive offices is (570) 586-0377. Pursuant to Instruction C to Schedule TO, see Schedule A of the Offer to Purchase for a list of the directors and executive officers of Comm Bancorp, Inc.
(b) Securities. This Schedule TO relates to the offer by Bancorp to purchase 110,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.33 per share (the “Shares”), 1,851,518 of which Shares were issued and outstanding as of February 16, 2007, the record date that is used for this Offer to Purchase.
(c) Trading Market and Price. The information set forth in the Offer to Purchase under the captions “Summary” and “The Offer — 7. Price Range of Shares; Dividends” is incorporated herein by reference. The subject shares of Bancorp are listed for quotation on The NASDAQ Stock Market under the symbol: CCBP.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. Bancorp is the only filing person. The information set forth under Item 2(a) above is incorporated herein by reference. Further, the information set forth in Schedule A to the Offer to Purchase regarding directors and executive officers and principal stockholders of Bancorp is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary,” “Special Factors — 7. Federal Income Tax Consequences,” “The Offer — 1. Number of Shares; Price; Priority of Purchase,” “The Offer — 2. Procedures for Tendering Shares,” “The Offer - 3. Withdrawal Rights,” “The Offer — 4. Purchase of Shares and Payment of Purchase Price,” “The Offer — 5. Conditional Tender Procedures,” “The Offer — 6. Conditions of Our Offer,” and “The Offer - 12. Extension of Our Offer; Termination; Amendment.”
(b) Purchases. The information set forth in the Offer to Purchase under the caption “Special Factors — 6. Interest of Our Directors and Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Our Shares” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities. Not Applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the Offer to Purchase under the caption “Special Factors — 1. Purposes of and Reasons for the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption “Special Factors — 1. Purposes of and Reasons for the Offer” is incorporated herein by reference.
(c) Plans.
l. The information set forth in the Offer to Purchase under the captions “Special Factors — 1. Purposes of and Reasons for the Offer” and “Special Factors — 4. Our Plans After the Offer” is incorporated herein by reference.
2. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of Bancorp or any of its subsidiaries.
3. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of Bancorp.
4. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any change in the present board of directors or management of Bancorp.
5. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any other material change in Bancorp’s corporate structure or business.
6. Not applicable. There are no plans to delist Bancorp’s securities from quotation on The NASDAQ Stock Market.
7. Not applicable. Bancorp’s shares will not be eligible for termination of registration under Section 12(g)(4) of the Exchange Act.
8. Not applicable. Bancorp’s obligation to file reports under Section 15(d) of the Exchange Act will not be suspended after completion of this tender offer.
9. Not applicable. No person will acquire any additional shares of the Common Stock of Bancorp. There are no plans to dispose of any shares of Bancorp.
10. Not applicable. There are no plans to change Bancorp’s amended articles of incorporation and bylaws or no other actions to impede the acquisition of control of Bancorp.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offer — 8. Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. Not applicable.
(c) Borrowed Funds. No part of the funds required for the Offer to Purchase is expected to be borrowed.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information set forth in Schedule A to the Offer to Purchase regarding the beneficial ownership of directors and executive officers and principal stockholders of Bancorp is incorporated herein by reference.
(b) Securities Transactions. The information contained in the Offer to Purchase under the caption “Special Factors — 6. Directors and Executive Officers and Principal Stockholders; Transactions And Arrangements Governing Our Shares” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “The Offer — 13. Solicitation Fees and Expenses” is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information. Audited financial statements consisting of Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004, Consolidated Balance Sheets as of December 31, 2006 and 2005, Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004 as well as notes thereon, set forth in the Offer to Purchase under the caption “The Offer — 9. Information About Us and the Shares” and at Schedule B are incorporated herein by reference. Bancorp has attached its financial statements to the Offer to Purchase because the last publication of Bancorp’s financial statements was for the period ended September 30, 2006, which occurred on November 14, 2006.
(b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.
ITEM 12. EXHIBITS.
(a)(1) Offer to Purchase, dated March 19, 2007.
(a)(2) Letter of Transmittal.
(a)(3) Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(6) Letter to Stockholders of Bancorp, dated March 19, 2007, from William F. Farber, Sr., Chairman, President and Chief Executive Officer of Bancorp.
(a)(7) Letter to Participants in the Community Bank and Trust Company Profit Sharing and Retirement Savings

Plan, dated March 19, 2007.
(a)(8) Text of Press Release issued by Bancorp, dated March 2, 2007 relating to the 2007 first quarter cash dividend.
(a)(9) Form of newspaper summary notice.
(a)(10) Text of Press Release issued by Bancorp, dated March 19, 2007 relating to this issuer tender offer.
(b) Not applicable.
(c) Fairness Opinion of Danielson Capital, LLC dated March 2, 2007.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.
(g) Not applicable.
(h) Not applicable.
99.1 Consent of Kronick Kalada Berdy and Company, PC
99.2 Consent of Beard Mill Company LLP
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2007.

COMM BANCORP, INC.
By:	/s/ William F. Farber, Sr.
William F. Farber, Sr.
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated March 19, 2007

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(6)	Letter to Stockholders of Bancorp, dated March 19, 2007, from William F. Farber, Sr., Chairman, President and Chief Executive Officer of Bancorp.

(a)(7)	Letter to Participants in the Community Bank and Trust Company Profit Sharing Plan, dated March 19, 2007.

(a)(8)	Text of Press Release issued by Bancorp, dated March 2, 2007 relating to the 2007 first quarter cash dividend.

(a)(9)	Form of newspaper summary notice.

(a)(10)	Text of Press Release issued by Bancorp dated March 19, 2007 relating to this issuer tender offer.

(c)	Fairness Opinion of Danielson Capital, LLC, dated March 2, 2007, incorporated by reference to Exhibit (a)(1) at Exhibit I thereto.

99.1	Consent of Kronick Kalada Berdy and Company, PC

99.2	Consent of Beard Miller Company LLP